VIA EDGAR

May 15, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 000-52710

Dear Ladies and Gentlemen:

Pursuant to our correspondence on May 10, 2012, in response to your letter dated April 26, 2012, and in accordance with subsequent conversations with you, we attach hereto as Annex A proposed risk factor disclosure on the effects of current investigations and lawsuits related to our foreign exchange business, the form of which we will include in our next quarterly report on Form 10-Q. Please note that, although this language reflects our current thinking on this subject, because we are actively engaged in a continuing effort to refine and improve our disclosures, our actual future filings may not compare precisely with the language set forth in Annex A.

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kathleen McCabe at (212) 635-6601 (facsimile transmission (212) 635-6622).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne

Name:    Jane Sherburne

Title:      General Counsel

Annex A

Risk Factor

Continued litigation and regulatory investigations and proceedings involving our FX standing instruction program and resulting adverse publicity could affect our reputation and negatively impact our foreign exchange business.

Beginning in 2009, our FX standing instruction program became the subject of litigation and regulatory investigations and proceedings. See “Legal Proceedings” in Note [    ] of the Notes to the Consolidated Financial Statements. These litigation and regulatory investigations and proceedings have generated substantial scrutiny of, and adverse publicity concerning, our FX standing instruction program. Continued litigation involving our FX standing instruction program, and the resulting scrutiny and adverse publicity, could affect our reputation and discourage clients from doing business with us. For example, these proceedings have resulted in the loss of Ohio public fund custody clients, which has attracted media attention and led to inquiries from other clients, investors and employees. If we continue to be subject to these proceedings and the resulting adverse publicity relating to our FX standing instruction program, our reputation could be further affected, adversely impacting our business and results of operations. For example, pressure on pricing may cause our foreign exchange revenue to decline. See “Foreign exchange and other trading revenue” in the MD&A – Results of Operations section of our 10-Q for more information regarding our foreign exchange business, including business practices, results of operations and trends.